

April 6, 2015

Via E-mail
Daniel W. Balsiger
President
Icon Vapor, Inc.
8525 Arjons Drive, Suite A
San Diego, CA 92126

> **Re:** **Icon Vapor, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed March 25, 2015**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have further comments.

1. Regarding your response to prior comment 1, revise your disclosure further to clarify that (1) the amended Form 1-A filed on November 14, 2013 was <u>not</u> qualified and, if true, (2) Kodiak continues to hold the 600,000 shares of common stock you issued to it on August 28, 2013, and would not be permitted to resell those shares except under the terms of the original Form 1-A or another valid exemption from registration. If Kodiak does not continue to hold the shares, please revise the risk factor to discuss the risks associated with the failure of the Form 1-A/A to qualify, if any.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Luke C. Zouvas